AM 9/6/2005


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
WASH. D.C.
192
SECTION


05043592

CM 8/30

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Young Whi Kim (212) 661-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Tres.

Title

JARED M. KURTZER
Notary Public, State of New York
No. 01KU6094699
Qualified in Nassau County
Commission Expires June 23, 2007

8/25/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GATES CAPITAL CORPORATION
Government & Tax Exempt Securities


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
WASH. D.C.
192
SECTION

* *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

* * * * * * * * * * * * * * * * * * * *

100 Park Avenue
New York, NY 10017
Tel: 212-661-8686
Fax: 212-370-0153

GATES CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$	179,920
Deposit with clearing organization		100,000
Receivable from broker-dealers		243,276
Remarketing fees receivable		51,047
Securities owned, at market value		2,496,440
Interest receivable		20,204
Notes receivable		4,110
Prepaid income taxes		66,945
Due from related parties		281,141
Fixed assets, net		62,167
Other assets		89,419
	$	3,594,669


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
192
SECTION

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold, not yet purchased, at market value	$	67,167
Accrued expenses and other liabilities		1,085,135
Deferred remarketing fees		195,198
Deferred tax liability		5,400
		1,352,900
Stockholders' equity:		
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,251,082
Retained earnings		1,097,488
		2,353,570
Less: Stock subscriptions receivable		(111,801)
		2,241,769
	$	3,594,669

The accompanying notes are an integral part of this financial statement.

GATES CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

GATES Capital Corporation (Company) was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on the trade-date, as if the transactions had settled.

Investment banking revenues include gains, losses and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date; sales concessions on settlement date; and, underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased are carried at market value and the resulting unrealized gains and losses are reflected in trading income.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,178,998	$ 67,167
Corporate obligations	155,021	-0-
Certificates of deposit	162,421	-0-
	$ 2,496,440	$ 67,167

4. NOTES RECEIVABLE:

The Company had made loans in the amount of $225,000 to three employees/stockholders. The notes bore interest at the average prime rate and were collateralized by the borrowers' shares of the Company's stock. These notes were repaid in full during the year.

On June 30, 2005 the Company made a loan to an employee in the amount of $4,110, which is evidenced by a promissory note. The note bears interest at prime plus 2.5% and is payable annually in arrears. The note matures on June 30, 2007. In the event the borrower resigns or is terminated the unpaid principal balance and interest becomes due immediately.

5. DUE FROM RELATED PARTIES:

Due from related parties include amounts due for administrative services provided to an affiliated company under common ownership. These services amounted to $250,000 and have been reflected as a reduction in the corresponding expense.

6. FIXED ASSETS, NET:

A summary of fixed assets, is as follows:

Office and computer equipment	$ 361,649
Furniture and fixtures	23,879
	385,528
Accumulated depreciation	(323,361)
	$ 62,167

7. STOCK SUBSCRIPTIONS RECEIVABLE:

Stock subscriptions receivable consist of notes issued by five officers/employees for the purchase of the Company's stock from treasury. Payments of principal are to be made periodically in the amount of 25% of any cash bonus, dividend or remuneration other than salary or reimbursement of expenses. The remaining balance, if any, is due June 30, 2007. Interest on these notes is at prime plus 2.5%, which was 8.75% at June 30, 2005, and is payable annually in arrears. In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest becomes due immediately.

On June 30, 2005, the Company combined all amounts receivable from the shareholders under prior stock subscription agreements and issued new promissory notes reflecting the combined amounts owed from the respective shareholder. The terms under the new promissory notes are essentially the same as the terms under the prior notes, accept that interest is payable at prime plus 2.5%. Under the prior notes, interest was payable at the average prime rate. All notes mature on June 30, 2007.

8. CLEARANCE AGREEMENT:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing broker. As part of the agreement, the clearing broker executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing broker for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing broker provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (6.5% at June 30, 2005). At June 30, 2005, the Company had a balance of $222,592 due from the clearing broker.

9. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2005, the Company had net capital, as defined, of $1,543,579, which exceeded the required minimum net capital of $100,000 by $1,443,579. Aggregate indebtedness at June 30, 2005 totaled $1,280,333. The ratio of aggregate indebtedness to net capital was 0.83 to 1.

10. LEASES:

The Company is obligated under noncancellable operating leases for its office space, which provides for payments of specific amounts subject to escalation based on certain operating costs. The Company in turn sublets a portion of this office space under a sublease agreement.

Future minimum annual rental payments under the leases, which expire at various times through September 29, 2006, are as follows:

Years Ending June 30,	Amount
2006	$ 271,208
2007	65,312
	$ 336,520

Future minimum annual rental income under a sublease agreement, which expires on September 29, 2006 is as follows:

Years Ending June 30,	Amount
2006	$ 95,475
2007	23,869
	$ 119,344

11. EMPLOYEES RETIREMENT PLAN:

Profit Sharing Plan:

The Company sponsors a defined contribution profit sharing plan. The plan covers all eligible employees who have attained the age of 21 and have completed one year of service. Participants are fully vested upon entering the plan. Participants qualify for benefits upon reaching the age of 60.

Contributions are at the discretion of the board of directors and are subject to limitations as prescribed by the Internal Revenue Service.

On June 30, 2005, the Company prepared a corporate resolution to effectively terminate the plan and accordingly has notified the plans participants of its intent. The Company expects to be able to formally terminate the plan and distribute all of the plans assets by September 30, 2005

Section 401(k) Plan:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company is not required to make matching contributions.

12. INCOME TAXES:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

The Company has a capital loss carryover in the amount of $50,693, which expires on June 30, 2006.

A deferred tax liability has been established to account for temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes. In addition, a deferred tax asset has been established for the future benefit expected as a result of a capital loss carryover.

A valuation allowance has been set up for the tax benefit arising from this capital loss carryover as it is more likely than not that the Company will not fully utilize this capital loss carryover.

The net deferred tax liability at June 30, 2005 consists of the following:

	Amount
Deferred tax asset	$ 26,300
Deferred tax liability	(5,400)
Valuation allowance	(26,300)
Net deferred tax liability	$ (5,400)

13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

Transactions with the clearing broker may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities also includes the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At June 30, 2005, the total of open contractual commitments, at contracted amounts, was approximately $340,000.

The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company transacts its business with customers located primarily in the New York metropolitan area.

The Company has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash. The credit risk amounts to $258,979 at June 30, 2005.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of June 30, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation as of June 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
August 3, 2005